Filed by Digital Realty Trust, Inc. (SEC File No.: 001-32336)
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: DuPont Fabros Technology, Inc.
Commission File No. 001-33748

Merger Watch
Digital Realty + DuPont Fabros	8.24.2017	Edt. 1 Vol. 1

Note from Bill Stein,
CEO, Digital Realty

As we near the end of summer, I would like to take the opportunity to share with you an update on the proposed merger between Digital Realty and DFT.

First, let me emphasize that the rest of the executive leadership team and I are committed to providing clear and regular communications on the deal and what it means to you. Due to regulatory considerations, we are somewhat limited in the amount of detail we can disclose at this point in time, but our goal going forward is to provide high-level updates on a regular basis.

Since we announced the definitive agreement in June, multiple teams consisting of leaders from both companies have been meeting regularly to sort through integration planning matters related to people, processes and systems. You can find updates on these areas in the column to the far right.

In terms of timing, the transaction is subject to the approval of DFT and Digital Realty shareholders and other customary closing conditions, and-as we have said in past notes-we expect to close the transaction later this quarter or early in the fourth quarter.

As our teams are getting to know each other better, we are seeing distinct similarities between our respective core values, including a strong focus on teamwork and community, as well as a commitment to executing with excellence for our customers. There are also areas of opportunity to merge best practices from both companies.

Each company already has a tremendous reputation in the marketplace, and the combined organization will truly be a leader in the global data center industry.

As a reminder, until the transaction closes, we must continue to operate business as usual and the two organizations must continue to function as two fully independent companies.

Thank you for your continued hard work and support.

"In addition to world-class assets in high-demand metros, DFT also boasts a team of outstanding people." Bill Stein Chief Executive Officer, Digital Realty

Updates

People
HR and executive teams have focused on bringing the two firms together as quickly and thoughtfully as possible post-close, and are in the process of evaluating organizational needs and HR programs
Processes
Operations teams from both firms are preparing to share best practices to assist in formulating a go-forward plan that will allow for seamless delivery of an excellent product line
Systems
IT and other teams, including Finance and Accounting, are working diligently to ensure DFT employees can migrate onto Digital Realty systems as soon as possible upon closing
ALSO:
Digital Realty-branded signage, uniforms and other marketing materials are in development and on target for Day One delivery

Additional Information and Where You Can Find It:
Digital Realty Trust, Inc. ("Digital Realty") and DuPont Fabros Technology, Inc. ("DuPont Fabros") have filed a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’ corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.

Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.

Note Regarding Forward-Looking Statements:
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.